News Release	AMEX, TSX Symbol: NG

Donlin Creek Project Gold Resources Expanded by 3 Million Ounces

January 20, 2006 Vancouver – NovaGold Resources Inc.

Highlights

  A new resource estimate has been completed for the Donlin Creek Joint Venture.
  The new resource estimate represents a 33% increase in Measured and Indicated Resources of 3.7 million ounces over the previous April 2003 estimate.
  Donlin Creek Joint Venture targeted to complete Pre-Feasibility level study by mid-2006.
  Feasibility drill program scheduled to start in February 2006.

Donlin Gold Resource Updated with Expanded Measured and Indicated Category

The Donlin Creek Joint Venture has completed a new resource estimate for the Donlin Creek gold deposit in Alaska. This new resource estimate significantly increases the Measured and Indicated Resource category. Compared with the last estimates completed in April 2003, the Measured and Indicated Resource categories (using a 1.2 gram-per-tonne (g/t) cut-off grade) have increased 3.7 million ounces or 33% to 14.8 million ounces of gold grading an average of 2.76 g/t gold. The Inferred Resource decreased by 0.7 million ounces to 13.6 million ounces of gold grading 2.72 g/t through conversion to the Measured and Indicated category.

This mineral resource estimate is constrained within a potentially economic pit model.

Donlin Creek January 2006 Mineral Resource Estimate:
(1.2 g/t cut-off grade)

Resource Category	Tonnes (Millions)	Grade Gold g/t	Ounces (millions)(1)
Measured Indicated	16.1 151.1	2.84 2.75	1.5 13.4
Total M&I Inferred	167.2 156.0	2.76 2.72	14.8 13.6

Notes: (1) Contained Ounces are rounded.

A 1.2 g/t economic cut-off grade is being used for the project based on an assumed 30,000 to 40,000 tonne per day mill processing rate and a US$400 per ounce gold price.

The new resource estimates are based on an updated 3D geologic and mineralization model that integrates 28,240 meters (92,651 feet) of drilling completed by Placer Dome in 2005 and 193,598 meters (635,165 feet) of drilling previously completed by Placer Dome and NovaGold. The model contains a total of 109,595 assay intervals from 221,838 meters (727,816 feet) of drilling and trenching.

The most recent drill programs and sampling protocol were managed by Placer Dome. All 2005 drill samples were analyzed by fire assay at ALS Chemex Labs in North Vancouver, B.C., Canada. Assay quality control and quality assurance standards were overseen by Placer Dome. Kevin Francis, P.Geo, Resource Manager for NovaGold has validated the resource estimate and confirmed all procedures, protocols and methodology used in the estimation conform to industry standard. Mr. Francis is a Qualified Persons as defined by National Instrument 43-101.

About the Donlin Project
The Donlin Creek property is one of the largest undeveloped gold resources in North America. The Donlin Creek Joint Venture is looking at a high-tonnage operation that would produce over 1 million ounces of gold per year. The Company's 70% interest in Donlin Creek is held through a joint venture with Placer Dome. Placer Dome became manager of the joint venture effective November 2002 and can earn an additional 40% interest (bringing its total to a 70% interest) in the joint venture by expending a minimum of US$32 million on the property, completing a bankable feasibility study and making a positive decision on or before November 2007 to construct a mine on the property. A bankable feasibility study is a comprehensive analysis and assessment of a project’s economics used by the banking industry for financing purposes. Final planning is underway for the Feasibility drill program scheduled to begin in February 2006.

About NovaGold
NovaGold is rapidly advancing three of North America's largest undeveloped gold and copper deposits: the Galore Creek copper-gold project, the Donlin Creek gold project in partnership with Placer Dome, the Ambler project in partnership with Rio Tinto, as well as the Company's Nome Operations including: Rock Creek, Big Hurrah and Nome Gold. NovaGold has 73.0 million shares outstanding, is well financed with no long-term debt, and has one of the largest resource bases of any exploration or development stage precious metals company. More information is available online at www.novagold.net.

For more information contact:

Greg Johnson, Vice President,
Corporate Communications and Strategic Development
E-mail: Greg.Johnson@NovaGold.net
(604) 669-6227 Toll Free 1-866-669-6227

Don MacDonald, CA, Senior VP & CFO
E-mail: Don.MacDonald@NovaGold.net
(604) 669-6227 Toll Free 1-866-669-6227

Forward Looking Statements: This press release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward looking statements are statements that are not historical facts and that are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including: risks related to the exploration stage of the Company’s projects; market fluctuations in prices for securities of exploration stage companies; uncertainties about the availability of additional financing; uncertainties related to fluctuations in gold prices; and other risks and uncertainties described in the Company’s registration statement on Form 40-F and Reports on Form 6-K filed with or furnished to the U.S. Securities and Exchange Commission. Although we believe the expectations reflected in our forward looking statements are reasonable, results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.

Note to United States Readers: Resource estimates in this press release were prepared in accordance with National Instrument 43-101 of the Canadian securities administrators and the Canadian Institute of Mining Metallurgy and Petroleum Classification System, which differ from the standards of the United States Securities and Exchange Commission (the “SEC”). These differences include use of the terms “measured,” “indicated” and “inferred” resources. United States investors are advised that, while such terms are recognized and required under Canadian securities laws, the SEC does not recognize them. Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. United States investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves. Further, “inferred resources” have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of the “inferred resources” will ever be upgraded to a higher category. Therefore, United States investors are also cautioned not to assume that all or any part of the inferred resources exist, or that they can be mined legally or economically.